Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Intelomed, Inc.
210 Smith Drive, Suite D-1
Cranberry Township, PA 16066
www.intelomed.com

Up to $1,069,999.20 in Series C Preferred Stock at $1.20
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Intelomed, Inc.
Address: 210 Smith Drive, Suite D-1, Cranberry Township, PA 16066
State of Incorporation: DE
Date Incorporated: February 24, 2005

Terms:

Equity

Offering Minimum: $9,999.60 | 8,333 shares of Series C Preferred Stock
Offering Maximum: $1,069,999.20 | 891,666 shares of Series C Preferred Stock
Type of Security Offered: Series C Preferred Stock
Purchase Price of Security Offered: $1.20
Minimum Investment Amount (per investor): $100.80

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives & Bonuses*</u>

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird Bonus

Invest within the next 72 hours and receive 10% bonus shares

Early Bird Bonus

Invest within the next 7 days and receive 5% bonus shares

<u>Amount-Based:</u>

Tier 1 perk - ($1,000+ 2% bonus shares)

Tier 2 perk - ($5,000+ 5% bonus shares)

Tier 3 perk - ($10,000+ 10% bonus shares)

Tier 4 perk - ($25,000+ 15% bonus shares)

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Intelomed, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series C Preferred Stock at $1.20 / share, you will receive 110 shares of Series C Preferred Stock, meaning you'll own 110 shares for $120. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Intelomed, Inc. ("Intelomed" or the "Company") is a C-Corporation organized under the laws of the state of Delaware on February 24, 2005. The Company provides real-time health metrics to clinicians for actionable diagnosis and treatment planning.

Our FDA-cleared product - CVInsight - is a contact-based forehead sensor used in dialysis clinics to monitor a patient's ability to tolerate the stress of treatment, in order to improve patient outcomes.

In addition, Intelomed is pursuing FDA clearance for its new non-contact patient monitoring technology which has the potential to provide clinicians the ability to remotely monitor the vital signs of patients during telemedicine visits, for the increased comfort of patients being treated and for the protection of clinicians and other patients from the risk of infection.

If the StartEngine fundraising campaign is successful, Intelomed intends to use the proceeds to complete clinical and usability testing in pursuit of FDA clearance for this new technology. Assuming test results are compelling, Intelomed intends to make an application to the FDA in early 2023 for 510K clearance of this new technology that requires a device that each of us already carries - our smartphone.

Intelomed's goal is to maximize telehealth technologies for improved treatment outcomes as well as the protection and convenience of patients and their providers.

The Company owns the intellectual property associated with both of its patient monitoring technologies including the 15 patents that have already been issued. In addition, if/when they are awarded, the Company will be the owner of the 9 additional intellectual property claims for which it has made patent application filings.

Competitors and Industry

Competitors

Intelomed's new non-contact patient vital sign monitoring technology has the potential to permit it to enter the telemedicine field. While we are not aware of any direct competitors, a competitive analysis requires commentary regarding 4 related fields.

Despite the fact that the measurement of cardiopulmonary vital signs is fundamental to understanding the health status of a patient, telemedicine today remains largely a "FaceTime" call between clinician and patient, wherein the clinician learns about the patient only what is conveyed verbally by the patient. Telehealth companies such as Teladoc, American Well, MDLive, and DocOnDemand perform telemedicine visits in this manner.

In order to introduce empirical patient health information into a telemedicine visit, medical device companies such as Masimo, Medronic, and Nonin can supply traditional medical devices for the assessment of vital signs (sphygmomanometer, pulse oximeter, etc.) by delivering devices to a patient's home. Unlike Intelomed's approach, these devices require contact with the patient. And the home use of these devices is typically expensive, results in a delay due to delivery, and requires proper use by the patient in order to be effective.

Other companies use non-contact, camera-based technologies to provide health information about individuals. UK-based Oxyhealth deploys this type of approach via wall-mounted single-purpose hardware (including camera) in a hospital room setting. Israel's Binah.ai uses a camera-based approach similar to Intelomed's and claims to be pursuing FDA clearance. However, in conversations with Intelomed, Binai.ai claims it is unlikely to pursue the US medical market and is heavily focused on healthcare insurance underwriting outside of the US. Other technologies such as iHealth and Anura use a camera-based approach similar to Intelomed's but appear to have a "wellness" rather than a medical focus.

Finally, several technologies and device companies are developing wearables (watches, patches, etc.) in order to monitor patient vital signs. From products as diverse as the Apple Watch, the Oura Ring, and the BioBeats chest patch, the wearables of these and other companies are either already in medical use or are taking steps to be able to make medical claims. In almost all cases, these devices make contact with the patient as opposed to Intelomed's non-contact approach.

Industry

The global impact of the COVID-19 pandemic has led to unprecedented growth in the global telehealth industry. By the end of 2020, the market size had reached $144B, showing an annual increase of 135.2% as compared to years prior. By 2028, the global telehealth market is projected to reach $636B with a CAGR of 32.1%.

Current Stage and Roadmap

Current Stage

Intelomed's contact-based technology has already received FDA clearance and is in limited commercial use in dialysis clinics.

Intelomed's non-contact, smartphone-based technology is prepared to enter clinical trials related to pulse rate and respiration rate claims. Upon completion of successful clinical results, Intelomed believes it can complete an FDA application within 90 days and would expect to receive an FDA determination within 6 months of application submission.

In addition, Intelomed has already developed a pulse rate variability module with funding from NASA that could be validated and enter clinical testing as well.

Future Roadmap

If Intelomed's non-contact, smartphone-based technology receives FDA clearance for any of these parameters, the Company has identified a series of additional health parameters for which it believes it can develop algorithms to enhance the utility of this technology in telemedicine and remote patient monitoring.

The Team

Officers and Directors

Name: William P. Malloy

William P. Malloy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: May 01, 2017 - Present
  Responsibilities: Strategy and implementation. Prior to his employment, Bill received 60,000 stock options for his active involvement on the Intelomed board. In his employment with Intelomed, Bill has received no cash compensation. Rather, Bill has been awarded a stock option grant of 666,667 and, beginning 1/1/2019, has been compensated via participation under the Bridge Note at a rate of $300,000 per year.

- **Position:** Board member
  Dates of Service: February 07, 2011 - Present
  Responsibilities: Strategy and governance

Other business experience in the past three years:

- **Employer:** ROAM Holdings, LLC
  Title: CEO
  Dates of Service: January 01, 2002 - Present
  Responsibilities: Passive oversight of three triple net real estate holdings

Name: Mark Rossi

Mark Rossi's current primary role is with Vali Cyber. Mark Rossi currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board chairperson
  Dates of Service: February 07, 2011 - Present
  Responsibilities: Strategy and governance. Intelomed board members receive no cash compensation but Mark has received 120,000 stock options for his active board participation.

Other business experience in the past three years:

- **Employer:** Vali Cyber
  Title: Chairman
  Dates of Service: June 01, 2020 - Present
  Responsibilities: Chairman of Vail Cyber & leading the board

Other business experience in the past three years:

- **Employer:** Cornerstone Equity Investors
  Title: Senior Managing Director
  Dates of Service: August 01, 2022 - August 31, 2022
  Responsibilities: Oversight & Management Director

Name: R. Stephen Doyle

R. Stephen Doyle's current primary role is with retired. R. Stephen Doyle currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member
  Dates of Service: August 05, 2014 - Present
  Responsibilities: Strategy and governance. Intelomed board members receive no

cash compensation but Stephen has received 120,000 stock options for his active board participation.

Name: Jill Schiaparelli

Jill Schiaparelli's current primary role is with Avation Medical. Jill Schiaparelli currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member
  Dates of Service: April 29, 2015 - Present
  Responsibilities: Strategy and governance. Intelomed board members receive no cash compensation but Jill has received 120,000 stock options for her active board participation. In addition, Jill retains her 360,000 stock options that were awarded during her time of employment with Intelomed.

Other business experience in the past three years:

- **Employer:** Avation Medical
  Title: CEO, President, Director
  Dates of Service: July 01, 2018 - Present
  Responsibilities: Executive management

Other business experience in the past three years:

- **Employer:** JS Strategic Partners, LLC
  Title: Principal
  Dates of Service: January 01, 2007 - Present
  Responsibilities: Executive management and consulting

Name: Ned Laubacher

Ned Laubacher's current primary role is with The Hill Group, Inc.. Ned Laubacher currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member
  Dates of Service: November 03, 2016 - Present
  Responsibilities: Strategy and Governance. Intelomed board members receive no cash compensation but Ned has received 60,000 stock options for his active board participation.

Other business experience in the past three years:

- **Employer:** The Hill Group, Inc.
  Title: President and CEO
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Executive management

Other business experience in the past three years:

- **Employer:** Health Spectrum Advisors
  Title: Principal
  Dates of Service: July 01, 2013 - Present
  Responsibilities: Executive management and consulting

Other business experience in the past three years:

- **Employer:** Innovu, LLC
  Title: Senior Advisor
  Dates of Service: July 01, 2013 - Present
  Responsibilities: Consulting

Other business experience in the past three years:

- **Employer:** University of Pittsburgh
  Title: Part-time faculty
  Dates of Service: January 01, 2020 - Present
  Responsibilities: student instruction

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series C Preferred Stock should only be undertaken by persons whose financial resources are

sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company's clinical testing results will warrant the submission of an application for FDA clearance of the new technology. There can be no assurance that an application for FDA clearance, if submitted, will receive a favorable determination from the FDA. Should Intelomed's product(s) be commercialized, there can be no assurance that the Company will be able to find sufficient demand for our product, that people find it to be a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
Intelomed, Inc. ("Intelomed" or the "Company") determined its pre-money valuation internally, without a third-party independent evaluation, based on an analysis of several factors. All of the factors evaluated are speculative and no third parties have tendered an offer to the Company for some or all of its assets to independently justify the valuation. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series C Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Series C Preferred Stock in the amount of up to $5,000,000 in this offering, and it may close on any investments that are made. Even if the

maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series C Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Additional preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Series C Preferred Stock. In addition, if we need to raise more equity capital from the sale of Series C Preferred Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's

control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for patient monitoring. Our revenues are therefore dependent upon the market for patient monitoring.

We may never have an operational product or service
It is possible that Intelomed may never produce an operational non-contact vital sign monitor or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our non-contact vital sign monitor. Delays or cost overruns in the development of our non-contact vital sign monitor and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Series C Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its future operating needs and fulfill its plans, in which case it could cease operating and you will get nothing. Even if we sell all the Series C Preferred Stock we are offering now, the Company could possibly need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that, upon success in our FDA clinical testing and upon receiving FDA 510K clearance for our non-contact patient monitoring technology, products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Intelomed was formed on February 24, 2005. Despite this length of time, the Company has a limited history of commercial success upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Intelomed has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
Despite its length of time in existence, the Company has a short commercial history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our non-contact patient monitoring technology is a good idea, that the team will be able to successfully navigate the FDA clearance process and bring the product to market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
The Company holds fifteen patents and has made filings towards an additional nine patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company could lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. Because the Company only employs three full-time employees, the loss of one or more of these individuals could have a material impact on the Company's ability to execute upon its strategies. Further, as the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including software development, manufacturing, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-reliant business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Intelomed or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our technology. Further, we rely on third-party technology providers to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Intelomed could harm our reputation and materially negatively impact our financial condition and business.

Regulatory and Commercial Risk
There can be no assurance that the Company's clinical testing results will warrant the submission of an application for FDA clearance of the new technology. There can be no assurance that an application for FDA clearance, if submitted, will receive a favorable determination from the FDA. Should Intelomed's product(s) be commercialized, there can be no assurance that the Company will be able to find sufficient demand for our product, that people find it to be a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Convertible Note risk
The company maintains $4.09 million in 12% Convertible Notes that, as debt, have priority over equity. Further, in advance of this funding, the Noteholders and Shareholders have approved an increase to the potential maximum Convertible Note outstanding to $5.5 million. While the intended purpose of this increase is to create capacity to continue to compensate Company CEO with Convertible Notes in order preserve cash for the implementation of business strategies, the monthly awards of Convertible Notes will increase the Convertible Note balance that has priority to

equity.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mark Rossi	1,430,270	Unknown	11.2%
Mark Rossi	413,602	Series A Preferred Stock	
Mark Rossi	266,666	Series A-1 Preferred Stock	
Mark Rossi	750,002	Series B Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, Series A-1 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, and Third Amended 12% Secured Convertible Promissory Note under the Modified Note Offering Dated September 10, 2022. As part of the Regulation Crowdfunding raise, the Company will be offering up to 891,666 of Series C Preferred Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 12,129,149 outstanding.

Voting Rights

1 vote per 1 share

Material Rights

The total amount outstanding includes 192,500 Common Stock from exercised stock options.

The total amount outstanding includes 5,453,333 shares to be issued pursuant to warrants issued.

The total amount outstanding includes 1,880,000 shares to be issued pursuant to warrants, reserved but unissued.

The total amount outstanding includes 2,074,525 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 1,232,975 shares to be issued pursuant to stock options, reserved but unissued.

Series A Preferred Stock

The amount of security authorized is 2,507,448 with a total of 2,507,448 outstanding.

Voting Rights

1 vote per 1 share

Material Rights

150% liquidation preference,

Conversion rights,

Participation rights,

Drag along/tag along rights

Please see Exhibit F of the Company's Offering Memorandum for a full description of the material rights for this class of security.

Series A-1 Preferred Stock

The amount of security authorized is 3,168,077 with a total of 3,168,077 outstanding.

Voting Rights

1 vote per 1 share

Material Rights

150% liquidation preference,

Conversion rights,

Participation rights,

Drag along/tag along rights

Please see Exhibit F of the Company's Offering Memorandum for a full description of the material rights for this class of security.

Series B Preferred Stock

The amount of security authorized is 5,601,171 with a total of 5,601,171 outstanding.

Voting Rights

1 vote per 1 share

Material Rights

150% liquidation preference,

Conversion rights,

Participation rights,

Drag along/tag along rights

Please see Exhibit F of the Company's Offering Memorandum for a full description of the material rights for this class of security.

Series C Preferred Stock

The amount of security authorized is 1,594,155 with a total of 0 outstanding.

Voting Rights

1 vote per 1 share

Material Rights

Series C Preferred Stockholders will have:

150% liquidation preference,

Conversion rights,

Participation rights,

Drag along/tag along rights

Please see Exhibit F of the Company's Offering Memorandum for a full description of the material rights for this class of security.

Third Amended 12% Secured Convertible Promissory Note under the Modified Note Offering Dated September 10, 2022

The security will convert into Common stock and the terms of the Third Amended 12% Secured Convertible Promissory Note under the Modified Note Offering Dated September 10, 2022 are outlined below:

Amount outstanding: $4,090,000.00
Maturity Date: December 31, 2023
Interest Rate: 12.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Automatic conversion to Common at lesser of 50% of price of common or $1.20

Material Rights

While the amount of the outstanding notes under the 12% Convertible Note is $4,090,000 as of September 30, 2022, the total amount approved under the note is $5.5 million with the expectation that CEO compensation shall result in additional outstandings of $25,000 per month as the CEO works without taking a salary in order to preserve company cash towards the goal of FDA approval of the new technology. Consistent with the treatment of the CEO compensation described above, 33,333 additional shares could be issued on a monthly pursuant to the $25,000 in monthly CEO salary that is being deferred via note participation.

Conversion Rights

(a) In the event that the Company issues Equity Securities (as defined below) to investors on or before the date of the repayment in full of this Note in a financing resulting in gross proceeds to the Company of at least $5,000,000, excluding any and all indebtedness under the Notes that is converted into Common Stock (a "**Qualified Financing**"), then the outstanding principal balance of this Note and any accrued but unpaid interest thereon shall automatically convert in whole without any further action by the Holder into such number of shares of Common Stock calculated by dividing the principal and accrued interest of the Notes by the lesser of (x) 50% the per share purchase price per share of Common Stock paid by the investors in the Qualified Financing (or the conversion price of such securities into Common Stock in the event that convertible securities are issued); or (y) $1.20 (the "**Conversion Price**"). However, in the event a Change of Control (as defined below) occurs prior to the consummation of a Qualified Financing, the Conversion Price shall be equal to 50% of the per share price attributed to the Company's Common Stock, on a fully diluted basis, in the Change of Control transaction. "**Equity Securities**" shall mean the Company's Preferred Stock, Common Stock or any securities conferring the right to purchase the Company's Common Stock or securities convertible into, or exchangeable for (with or without additional consideration), the Company's Common Stock issued in such Qualified Financing. "**Change of Control**" shall mean the sale of greater than 50% of the voting stock of the Company or a similar transaction that results in the voting control of the Company being acquired by a third party not currently affiliated with the Company. Notwithstanding the foregoing, in the event of a Change of Control transaction where a third party acquires all or all substantially all of the issued and outstanding shares of Common Stock of the Company, the Holder shall have the option to not convert the Note at the Conversion Price but to demand repayment at twice the principal value of the note as of the Issuance Date.

(b) In the event of a sale of all or substantially all of the Company's assets that results in a liquidation of the Company, or result in a distribution of an amount of capital substantially equivalent to the value of assets of the Company, which for clarification would include a license transaction where a significant amount of the Company's intellectual property is licensed perpetually to a licensee, (a "**Sale**"), the Holder shall have the option to either: (1) retain the Note and, in that event, the principal value of the Note shall be twice the principal value of the Note as of the Issuance Date for purposes of such liquidation or distribution; or (2) convert the Note, and any accrued but unpaid interest thereon, in whole, into such number of shares of Common Stock calculated by dividing the principal and accrued interest of the Notes by the Conversion Price per share.

What it means to be a minority holder

As a minority holder of Series C Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, if the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020. The following discussion is based on our CPA-reviewed financial statements for the years in questions.

Revenue

2021 revenues of $33,202.54 represented a large percentage increase but a small dollar increase from 2020 revenues of $14,150.00. Adjusting for extraordinary revenue items not expected to continue into the future, licensing revenues for the Company related to the current FDA-cleared product is deminimus ($4,080.00) in both years, corresponding with the monthly fees paid by the sole dialysis clinic that licenses the original FDA-cleared medical device. We anticipate revenue to remain at this very low level at least until Intelomed achieves FDA-clearance for its new, non-contact technology.

Cost of Sales

Costs of Sales of $3,750.00 in 2022 corresponded with the sale of two CVInsight devices (the Company's device that has already received FDA-clearance) during the year. 2020 Cost of Sales ($70.00) were neglible because no such sales took place during the year. Given the Company's pivot to focus on the new, non-contact patient monitoring technology, this neglible Cost of Sales expense is expected to continue into the future.

Gross Margin

While the dollar Gross Margin more than doubled from $14,080.00 in 2020 to $29,450.54 in 2021, the impact of same is immaterial to the Company's future prospects given the small amounts relative to the Company's expense structure as well as the Company's pivot to a focus on the new technology.

Expenses

Company operating expenses decreased slightly, from $836,665.88 in 2020 to

$786,367.39 in 2021, due largely to the CEO Compensation being down $65,000.00 year over year because the allocation of this deferred compensation was limited when the maximum $3.8 million exposure of the 12% Convertible Bridge Note offering was reached. Because this Convertible Note maximum was subsequently increased and the remainder of the CEO Compensation recognized, operating expenses would have shown a modest increase to $851,367.39. While operating expenses were relatively stable - with employee-related expenses comprising approximately 60% of operating expense - the larger allocation of R&D expenses incurred in the finalization of the development of the new technology non-contact patient monitoring technology in 2020 was largely offset by the Company's expenses associated with the 2021 clinical testing associated with Intelomed's initial application for FDA clearance of this new technology. Non-operating expenses increased from $443,526.16 in 2020 to $509,528.03 in 2021, with the majority of this increase associated with accrued interest expense associated with the Convertible Bridge Note.

Net Income

The Company incurred a loss of slightly more than $1.26 million in both of the years. It is important to note that the amount of the decrease in cash is considerably smaller than the amount of the net loss, due primarily to the CEO's compensation being deferred by inclusion in the Convertible Bridge Note offering and the interest on the outstanding bridge notes being accrued but not paid.

Historical results and cash flows:

The following discussion is based on our CPA-reviewed financial statements for the years ended December 31, 2020 and December 31, 2021.

Just as the Net Loss over the two years was stable at slightly more than $1.26 million, the cash used in operating activities was also relatively stable with $451,194.37 of Net Cash Used in 2020 and $470,823.09 Net Cash Used in 2021.

It is reasonable to expect this level of Net Cash Use to continue unless/until Intelomed is either able to secure FDA clearance for its new non-contact patient monitoring technology and then successfully commercialize it; or the Company intentionally increases expenses corresponding with a strategic opportunity that it decides to pursue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 31, 2022, the Company has capital resources available in the form of $137,325.44 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these

funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support revised clinical and usability testing of our new technology in support of a 510K application to the FDA.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 89% will be made up of funds raised from the crowdfunding campaign if it raises its maximum funding goal of $1,070,000.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company's goal is to raise at least $400k as we anticipate the Company will be able to operate for 10 months. This is based on a current monthly burn rate of approximately $30K for operational expenses related to salaries, benefits, rent, software and patent maintenance, augmented with an expected $210K expense associated with FDA clinical and usability testing as well as responding to application-related questions from the FDA. If we raise less than $400K, we may revisit discussions seeking additional fundraising.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the proposed maximum offering amount of $1,070,000, we anticipate the Company will be able to operate for 2 years. This is based on a current monthly burn rate of approximately $30K for operational expenses related to salaries, rent, software and patent maintenance, augmented with an expected $210K expense associated with FDA clinical and usability testing as well as responding to application-related questions from the FDA through the 10 month FDA application period. Assuming the new technology is granted FDA clearance, an increased spend on operations to $48K/month for the following 14 months would be anticipated to incorporate new R&D expenses necessary for the development of additional parameters to be incorporated into the technology.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

While the company has had strategic discussions with multiple parties, FDA clearance has been mentioned as a stage gate item in each of these discussions. While the company has no firm commitments from any of the parties, it believes that FDA clearance of the new technology represents a logical opportunity to revisit these discussions.

Indebtedness

- **Creditor:** Convertible Bridge Note holders
  Amount Owed: $5,500,000.00
  Interest Rate: 12.0%
  Maturity Date: December 31, 2023
  As an inducement to participate in the convertible bridge note funding, note holders also receive warrants toward the purchase of common stock of the company. It should be noted that some members of the board of directors have contributed money toward this financing under the same terms and conditions as the other non-insider note holders. In addition, as a means to preserve the cash of the company, the Intelomed board of directors have agreed to accrue the CEO salary via inclusion in the Convertible Bridge Note rather than via cash compensation. Once accrued under the Convertible Bridge Note, those Notes corresponding with the CEO's compensation are subject to the same terms and conditions as the Notes held by non-insiders.

Related Party Transactions

- **Name of Entity:** Mark Rossi
  Relationship to Company: Director
  Nature / amount of interest in the transaction: While the bridge note funding was open to participation from all shareholders, Mr. Rossi, on behalf of himself as well as Zanardelli Associates (a family trust) participated in the bridge note under the same terms and conditions as all other bridge note holders.
  Material Terms: Please see terms of the bridge note in the Company indebtedness section

- **Name of Entity:** R. Stephen Doyle Family Trust and Innisfree Investments
  Names of 20% owners: R. Stephen Doyle
  Relationship to Company: Director
  Nature / amount of interest in the transaction: While the bridge note funding was open to participation from all shareholders, Mr. Doyle, on behalf of the R. Stephen Doyle Family Trust and Innisfree Investments participated in the bridge note under the same terms and conditions as all other bridge note holders.
  Material Terms: The terms of the bridge note financing are contained in the Outstanding Indebtedness section

- **Name of Entity:** William P Malloy
  Relationship to Company: Director
  Nature / amount of interest in the transaction: While the bridge note funding was open to participation from all shareholders, Mr. Malloy participated in the bridge note via cash contribution and deferred compensation. His bridge notes receive the same terms and conditions as all other bridge note holders.
  Material Terms: Please see the bridge note terms and conditions under the Outstanding Indebtedness section

Valuation

Pre-Money Valuation: $28,087,014.00

Valuation Details:

Intelomed, Inc. ("Intelomed" or the "Company") determined its pre-money valuation internally, without a third-party independent evaluation, based on an analysis of many factors, including the following:

While its current operational revenue is very modest, Intelomed maintains a single dialysis clinic customer which finds value in the use of its current FDA-cleared product in assessing the stress level of patients undergoing dialysis treatment.

Most importantly, the learnings associated with the use of the product in this market have resulted in an intellectual property portfolio of 15 granted patents and 8 additional patent filings specific to the FDA-cleared product. While the incorporation of patient monitoring during dialysis is in its early stages, Intelomed believes that its methods for monitoring patient stress during treatment could be of value to dialysis providers, especially manufacturers who could embed such technology into new generations of machines. Intelomed believes a conservative estimate of the Company's intellectual property can serve as a basis for the pre-money valuation alone.

The verbal feedback from the two largest US dialysis providers (that they are adverse to single-purpose hardware and disposables in a dialysis setting) steered Intelomed in the development of its newest technology - the non-contact patient monitoring device using a common smartphone - which we believe represents the future of the company. Intelomed believes that, upon FDA-clearance, technology such as this represents a tool for improved diagnostic and treatment capabilities in telemedicine, an industry projected to grow from $91 billion in 2021 to $636 billion in 2028. Because exact competitors are difficult to identify (please see the Competitors section), capturing even a small portion of the telemedicine market represents a tremendous opportunity for Intelomed.

Intelomed recently made an additional patent filing related to this new technology that, if granted, the company believes provides value to any company looking to monitor patients using video.

Intelomed's initial application for FDA clearance of this technology was unsuccessful, largely due to the FDA's desire for a different method of presentation of the corresponding statistical analysis as well as the FDA's desire for a more robust method of usability testing. Based upon feedback received, the Company believes that it better understands the FDA application requirements and intends to utilize funds raised for revised clinical and usability testing in support of a second application for FDA clearance of this technology. Discussions with multiple healthcare and big tech companies have identified FDA clearance as a stage gate for more substantive engagement.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $4,090,000 in Convertible Promissory Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Working Capital*
  94.5%
  StartEngine Service Fee

If we raise the over allotment amount of $1,069,999.20, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Operations*
  30.0%

This is the estimate of the expenses that will be associated with clinical testing and consultant fees paid in conjunction with the preparation of the FDA application for 510K clearance for the new technology. In addition, there are modest fees allocated for normal operating expenses such as rent, patent fees, software licenses, etc.

- *Company Employment*
  64.5%
  The majority of funds is allocated toward employee wages and benefits corresponding with the 2 engineers associated with the FDA activities. In addition, if the maximum funding goal is met, Intelomed anticipates searching for an in-house software engineer to work on the other health parameters beyond pulse rate and respiration rate.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.intelomed.com (www.intelomed.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/intelomed

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Intelomed, Inc.

[See attached]

INTELOMED, INC.

FINANCIAL STATEMENTS

Year Ended December 31, 2021 and 2020

(Unaudited)

INTELOMED, INC.
CONTENTS

HWT

HORNER, WIBLE & TEREK, PC
CERTIFIED PUBLIC ACCOUNTANTS

500 Rugh Street, Greensburg, PA 15601
724-837-7141, 724-837-7172 Fax
hwt@hwtcpa.com

Barbara A. Terek, CPA
Matthew D. Horner, CPA
Robert K. Bulloch, CPA

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management and the Board of Directors
Intelomed, Inc.
Cranberry, Pennsylvania

We have reviewed the accompanying financial statements of Intelomed, Inc. (a corporation), which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of operations, statement of shareholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Horner, Wible & Terek, PC

June 30, 2022

Member
American Institute of Certified Public Accountants and Pennsylvania Institute of Certified Public Accountants

INTELOMED, INC.
BALANCE SHEET
December 31, 2021 and 2020

	As of December 31,	
	2021	2020
CURRENT ASSETS		
Cash	$ 267,373.51	$ 738,196.60
Accounts Receivable	14,760.00	3,440.00
Inventory	5,803.00	9,732.46
Total Current Assets	287,936.51	751,369.06
PROPERTY AND EQUIPMENT		
Office Equipment	46,516.96	46,516.96
Accumulated Depreciation	(44,994.68)	(43,148.84)
Total Property and Equipment	1,522.28	3,368.12
OTHER ASSETS		
Intellectual Property	214,285.13	214,285.13
Accumulated Amortization	(136,719.72)	(123,734.10)
Net Amortized Intangible Assets	77,565.41	90,551.03
Security Deposits	1,221.33	1,221.33
Employee Stock Loan Receivable	145,310.91	145,310.91
Total Other Assets	224,097.65	237,083.27
TOTAL ASSETS	$ 513,556.44	$ 991,820.45
CURRENT LIABILITIES		
Accounts Payable	$ 93,269.70	$ 96,032.32
Accrued Payroll, Taxes & Withholdings	14,880.24	6,478.75
Total Current Liabilities	108,149.94	102,511.07
LONG-TERM LIABILITIES		
Convertible Debt	3,800,000.00	3,565,000.00
Accrued Interest	1,534,624.00	987,082.00
Total Long-Term Liabilities	5,334,624.00	4,552,082.00
SHAREHOLDERS' EQUITY		
Common Stock	1,364.89	1,364.89
Additional Paid in Capital	13,961,053.96	13,961,053.96
Retained Earnings/(Accumulated Deficit)	(18,891,636.35)	(17,625,191.47)
Total Shareholders' Equity	(4,929,217.50)	(3,662,772.62)
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$ 513,556.44	$ 991,820.45

See Accompanying Notes to the Financial Statements

INTELOMED, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2021 and 2020

	Year Ended December 31, 2021	Year Ended December 31, 2020
REVENUE	$ 33,202.54	$ 14,150.00
COST OF GOODS SOLD	3,752.00	70.00
GROSS PROFIT	29,450.54	14,080.00
OPERATING EXPENSES		
Advertising and Marketing	321.25	2,129.00
Amortization	12,985.62	12,985.62
Bank Service Charges	855.40	945.10
CEO Compensation	235,000.00	300,000.00
Clinical Tests and Studies	135,887.37	40,251.65
Computer & Software Expense	21,771.29	17,909.66
Depreciation	1,845.84	2,538.23
Employee Benefits	13,605.60	15,419.07
Insurance - Business	8,506.00	7,194.00
Office Expense	1,892.05	3,646.88
Research & Development Costs	82,237.59	162,818.16
Professional Fees & Outside Services	57,713.68	38,825.10
Rent	14,655.96	14,655.96
Salaries and Wages	181,456.49	196,634.98
Taxes - Payroll	16,426.19	17,181.91
Travel	1,207.06	2,530.56
TOTAL OPERATING EXPENSES	786,367.39	835,665.88
OTHER REVENUES AND (EXPENSES)		
Grant Income	0.00	39,923.00
Grant Expense	(10,000.00)	(21,006.26)
SBA PPP Loan Forgiveness	47,262.00	45,140.00
Interest Expense - Convertible Debt	(547,542.00)	(511,541.00)
Interest Income	751.97	3,958.10
TOTAL OTHER REVENUES AND (EXPENSES)	(509,528.03)	(443,526.16)
NET INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(1,266,444.88)	(1,265,112.04)
PROVISION FOR INCOME TAXES	0.00	0.00
NET INCOME (LOSS)	$ (1,266,444.88)	$ (1,265,112.04)

See Accompanying Notes to the Financial Statements

INTELOMED, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
Year Ended December 31, 2021 and 2020

	Preferred & Common Stock	Additional Paid In Capital	Retained Earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance - December 31, 2019	$ 1,364.89	$ 13,961,053.96	$ (16,360,079.43)	$ (2,397,660.58)
Net Income/(Loss)			(1,265,112.04)	(1,265,112.04)
Balance - December 31, 2020	1,364.89	13,961,053.96	(17,625,191.47)	(3,662,772.62)
Net Income/(Loss)			(1,266,444.88)	(1,266,444.88)
Balance - December 31, 2021	$ 1,364.89	$ 13,961,053.96	$ (18,891,636.35)	$ (4,929,217.50)

See Accompanying Notes to the Financial Statements

INTELOMED, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2021 and 2020

	Year Ended December 31, 2021	Year Ended December 31, 2020
OPERATING ACTIVITIES		
Net Income - Page 4	$ (1,266,444.88)	$ (1,265,112.04)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and Amortization	14,831.46	15,523.85
Interest Accrued but not Paid	547,542.00	511,541.00
CEO Compensation Accrued but not Paid	235,000.00	300,000.00
Changes in Operating Assets and Liabilities:		
(Increase) Decrease in Accounts Receivable	(11,320.00)	(340.00)
(Increase) Decrease in Inventory	3,929.46	(840.00)
Increase (Decrease) in Accounts Payable	(2,762.62)	(2,622.50)
Increase (Decrease) in Payroll & Liabilities	8,401.49	(9,344.68)
Net Cash Provided by (Used in) Operating Activities	(470,823.09)	(451,194.37)
INVESTING ACTIVITIES	0.00	0.00
FINANCING ACTIVITIES	0.00	0.00
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(470,823.09)	(451,194.37)
CASH AND CASH EQUIVALENTS - Beginning	738,196.60	1,189,390.97
CASH AND CASH EQUIVALENTS - Ending	$ 267,373.51	$ 738,196.60

	2021	2020
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash Paid During the Year For:		
Interest Expense	$ 0.00	$ 0.00
Income Taxes	0.00	0.00

See Accompanying Notes to the Financial Statements

NOTE (1) SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Intelomed, Inc. (the "Company"), is a technology company using an innovative combination of patented algorithms for biometric data, facial detection technology, and everyday visualization devices that will advance telemedicine to generate real-time health metrics by using a facial scan of the patient during the consultation.

The Company is a Delaware corporation established April 21, 2005, with its corporate office located in Cranberry, Pennsylvania. The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost (first in, first out) or net realizable value.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. Depreciation is computed over the estimated useful lives of the related asset type using the straight-line method for financial statement purposes. As of December 31, 2021, and 2020, the Company's property and equipment consisted only of office furniture, office equipment and computers with a useful life of 5 to 10 years.

NOTE (1) SIGNIFICANT ACCOUNTING POLCIES "CONTINUED"

Intangible Assets
Intangible assets subject to amortization include Intellectual Property, which is being amortized on a straight-line basis over 15 years.

Impairment of Long-Lived Assets
Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset.

Revenue Recognition
The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in the ASU 2014-09 also referred to as Topic 606. Revenue is recognized as the services are performed or the product sold is shipped to the customer and has fulfilled its sole performance obligation.

Income Taxes
The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The company records interest, net of any applicable related tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

The Company is pre-revenue and has yet to generate a profit. Therefore, the deferred tax assets created by net operating losses has not been recorded due to the uncertain future of profitability. Federal net operating losses exceed 16 million as of December 31, 2021 and 2020.

NOTE (1) SIGNIFICANT ACCOUNTING POLCIES "CONTINUED"

Advertising

The Company expenses advertising production costs as they are incurred, and advertising communication costs the first time the advertising takes place.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

NOTE (2) LONG-TERM DEBT

Long-term debt as of December 31, 2021, and 2020 consisted of the following:

Convertible Promissory Note and Stock Warrants

In December of 2016 and January of 2019, the Company issued 12% Convertible Promissory Notes (the "Notes") to various Accredited Investors, in the amount of $3,800,000.00. The Notes were issued by the Company to finance the costs of research and development until profitability can be achieved.

Interest on the Notes shall accrue, beginning from the date of issuance, at an interest rate of 12% per annum until the Notes are converted to common stock or the maturity date of December 31, 2021. Management believes the maturity date will be modified to December 31, 2023 and raise the debt ceiling to $5,500,000.00. Therefore, the Notes and related accrued interest have been removed from current liabilities.

In the event the Company consummates an equity financing pursuant to which it sells its common stock, preferred stock or equity-linked securities with aggregate gross proceeds of not less than $5,000,000 (a "Qualified Financing"), prior to maturity date of December 31, 2023, the Notes shall be automatically converted to such number of shares of Common Stock calculated by dividing the principal and accrued interest of the Notes by the lesser of 50% of the per share purchase price paid by the investors in the Qualified Financing; or $1.20 per share (the "Conversion Price")

In the event a sale of greater than 50% of the voting stock of the Company being acquired by a third party prior to the consummation of a Qualified Financing, the Conversion Price shall be equal to 50% of the per share price attributed to the Company's common stock paid by the acquiring third party.

The Notes are secured by the Company and may not be prepaid.

NOTE (2) LONG-TERM DEBT "CONTINUED"

Each Note can be converted for a number of shares of Common Stock equal to 100% of the principal amount of the Note, divided by the lesser of the price per share paid by the purchaser in a Qualified Financing; or $0.75 per share; or $0.75 per share if the Company does not complete a Qualified Financing within one year of closing. The warrants will vest and become exercisable upon the earlier of the completion of a Qualified Financing; a change of control of the Company; or one year from the date of the closing. The warrants will expire June 30, 2024 (five years from the final closing).

Annual Maturities of Long-term debt and the related accrued interest as of December 31, 2021 and 2020, are as follows:

December 31,		Principal
2021	$	0.00
2022		0.00
2023		5,334,624.00
2024		0.00
2025		0.00
Thereafter		0.00
Total	$	5,334,624.00

NOTE (3) SHAREHOLDERS' EQUITY

The Company has one class of Common Stock. Each share of Common Stock is given equal voting rights per share. As of December 31, 2021 and 2020, the Company had 10,000,000 shares issued, of which 1,488,316 were outstanding. The company has issued 5 separate series of Preferred Stock that total 11,276,696 shares.

NOTE (4) EMPLOYEE BENEFIT PLANS

The Company sponsors a defined contribution 401(k) plan covering all its employees. The Company does not make matching contributions.

NOTE (5) BUILDING LEASE

The Company is currently leasing an office in Cranberry, Pennsylvania to use as its corporate headquarters.

Future annual minimum lease payments required as of December 31, 2021 and 2020, are as follows:

December 31,		Lease Obligations
2021	$	14,655.96
2022		14,839.16
2023		15,095.64
2024		8,805.79
2026		0.00
Thereafter		0.00
Total	$	53,396.55

NOTE (6) CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balances in one financial institution located in Pennsylvania. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000.00. As of December 31, 2021, and 2020, the Company's uninsured cash balances total $17,623.51 and $490,938.94 respectively.

NOTE (7) CORONAVIRUS

An outbreak of a novel strain of coronavirus was identified and infections have been found in countries around the world, including the United States. The coronavirus and its associated impacts on supply chains, travel, employee productivity, and other economic activities has had, and may continue to have, a material effect on financial markets and economic activity. The extent of the impact of the coronavirus on the Company's operational and financial performance is currently uncertain and cannot be determined.

NOTE (8) RELATED PARTY TRANSACTIONS

In 2011, a former employee and a minority shareholder of the Company was loaned $145,310.91 to purchase stock in the Company. Upon monetization, the Company will repurchase his respective shares and reduce the payment by the amount receivable.

NOTE (8) RELATED PARTY TRANSACTIONS "CONTINUED"

The current CEO is not receiving his respective compensation in cash. The services performed are included in the balance of Convertible Debt. The balance owed to the CEO as of December 31, 2021, and 2020 is $835,000.00 and $600,000.00 respectively. The balance owed to the CEO is secondary to the other debtors of the Company.

NOTE (9) SUBSEQUENT EVENTS

Subsequent events were evaluated through June 30, 2022, which is the date the financial statements were available to be issued.

The Convertible Debt is expected to be modified to a maturity date of December 31, 2023 and increased to $5,500,000.00 in calendar year 2022. When the Convertible Debt is modified, the CEO will be owed, via the Convertible Debt, an additional $215,000.00 for services performed though June 30, 2022.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Intelomed

Real-time Remote Health Metrics


intelomed
Expanding Access to Telemedicine
*The above image features a prototype of mCVInsight. Product is not currently available for commercial use.

Website | Cranberry Township, PA | HEALTH TECH

$0.00 raised

0 Investors	$28.1M Valuation
$1.20 Price per Share	$100.80 Min. Investment
Preferred Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Intelomed is developing a non-contact patient-monitoring device to improve telehealth treatment outcomes. Using only the camera of a smartphone, mCVInsight (Mobile Cardiovascular Insight) will measure the micro-changes of color of a patient's face in order to provide clinicians with valuable diagnostics and patient data in real-time. Intelomed is currently in-market with previous patient-monitoring technology and is actively working to secure FDA-clearance for mCVInsight. Intelomed's mCVInsight is currently in the prototype stages of development.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Intelomed has designed a remote system for easily obtaining patient vital signs using only a smartphone. We believe this real-time, data-based approach has the potential to drastically improve treatment capabilities and overall quality of care within the telemedicine industry.
- As the landscape of healthcare increasingly shifts towards telehealth-based medicine, we believe there is more market opportunity than ever before. Valued at $90B in 2021, the global telehealth market is projected to grow rapidly to $636B by 2028 with a CAGR of 32.1%.*
- The Intelomed team has been developing advanced patient-monitoring technology since 2005. Our previous product was granted FDA-clearance & has been successful in improving patient outcomes in the dialysis clinic treatment setting. We plan to leverage this experience as we work to secure FDA-clearance for our new technology, mCVInsight.

*Market information provided by Fortune Business Insights (source)

Expanding Access to Telemedicine by Untethering Health Metrics

Intelomed is developing mCVInsight, **a new digital healthcare tool** that will use non-contact technology to measure vital signs and other health-related metrics. **With only a smartphone**, telemedicine practitioners can be able to leverage this information in real-time to assess important diagnostic patient data in the quest to **provide improved treatment outcomes**.


Our innovative non-contact technology can enable remote measuring of vital signs and other health-related metrics

**The above image features a prototype of mCVInsight. Product is not currently available for commercial use.*

In 2012, we received FDA-clearance for CVInsight®, our first vital sign monitoring product created for the vulnerable dialysis population. While still in use in dialysis clinics today, our customers challenged us to untether our technology, and by 2017, we were able to successfully adapt and improve our existing device, creating an award-winning prototype for a new kind of monitoring system.

Intelomed is currently pursuing FDA clearance for our new technology, with the goal of **maximizing the capabilities of telemedicine**.

THE PROBLEM

Remote Medicine Limits Access to Empirical Data

Connecting clinicians with patients virtually is becoming commonplace in healthcare practice as **more and more providers** are recognizing the advantages of telemedicine. It's convenient, cost-effective, and has played a pivotal role in reducing infection risks throughout the COVID-19 global health pandemic. There are also benefits for immunocompromised patients, those with mobility impairments, or individuals facing socioeconomic challenges **that preclude them from accessing in-person care**.


Telehealth isn't perfect
Without easy access to critical patient health metrics, treatment planning can become more difficult and the risk for misdiagnosis can increase.

Despite this convenience, **telehealth isn't perfect**. Because many clinics and hospitals still rely on basic video-conference technology to conduct visits, physicians can only assess patients based on information conveyed verbally, **rather than the tangible metrics** that are typically needed to provide comprehensive care. This lack of critical patient health information - including cardiopulmonary vital signs - **increases the risk for misdiagnosis** and makes treatment planning more difficult.

THE SOLUTION

Intelomed's Patient Monitoring System Delivers Vital Information in Real-Time

By providing clinicians virtual access to patient vital signs, Intelomed's non-contact patient monitoring system represents a potential solution that puts **in-the-moment information** in the hands of telehealth practitioners.


InteloMed.com

**The above clips feature a prototype of mCVInsight. Product is not currently available for commercial use.*

Traditionally, this type of monitoring would only be possible using costly and/or complicated medical equipment, however, Intelomed is making it possible to obtain the same information using only a smartphone camera.

mCVInsight will use an advanced biometric algorithm to analyze micro-changes in skin pigment of the patient's face up to 30 times a second. The data captured can then be translated into **measurable metrics** such as pulse rate and respiration rate. With remote access to these insights, healthcare professionals will have the potential to make **a more accurate assessment of a patient's condition**, allowing patients to feel confident about the care they receive from the comfort of home.


Intelomed is seeking to make it possible to obtain patient vital signs using only a smartphone camera.
This technology represents a potential solution that puts in-the-moment information in the hands of the telehealth practitioners.

**The above image features a prototype of mCVInsight. Product is not currently available for commercial use.*

Data can be communicated and can be stored via a **HIPAA-compliant** cloud server. The product is planned to launch with the full capabilities to track two metrics, **pulse rate** and **respiration rate**, with SpO2, Afib, and Respiratory Stress targeted shortly thereafter.

THE MARKET

Telemedicine is Showing No Signs of Slowing Down

The global impact of the COVID-19 pandemic has led to an unprecedented growth in **the global telehealth industry**, which was valued at **$90B in 2021**.



$90 Billion
Global Telehealth Market in 2021
$636 Billion
Projected Growth by 2028 (CAGR 32.1%)
40%
of surveyed consumers plan to continue using telehealth

(source, source)

Consumer adoption rates are expected to continue to climb and greatly surpass initial expectations. Today, an estimated **40% of surveyed consumers** stated that they **plan to continue using telehealth** in the future – up from just 11% prior to the pandemic. Fueled by this shift in behavior and an increased focus from the healthcare industry, notable market growth is expected to continue in the coming years. **By 2028**, the global telehealth market is **projected to reach $636B** with a **CAGR of 32.1%**.

As more hospitals, clinics, and private practices trend in the direction of offering remote care, we believe that **the need to introduce real-time data into traditional telemedicine will be imperative** and that patient monitoring systems such as Intelomed's will be in high demand.

OUR TRACTION

An Established Track Record for Innovation in the Industry

Building on our previous experience with the commercial launch of CVInsight®, Intelomed has already begun **regulatory pathway discussions for mCVInsight** with the FDA. Currently, an IRB is under review for a clinical study, and following the successful conclusion of this raise, we expect to complete our clinical activities and make an application to the FDA for mCVInsight. This initial application is expected to include claims related to the parameters of measuring pulse rate and respiration rate remotely. Intelomed anticipates that clearance of these first two metrics will lead to other exciting developments, **expanding the clinical utility** of the technology even further.



intelomed
PR /min
63
RR /min
13
PLEASE REMAIN STILL
15 Granted Patents
8 Pending Patents

**The above image features a prototype of mCVInsight. Product is not currently available for commercial use.*

Additionally, Intelomed has built a robust intellectual property portfolio that includes **15 granted patents** and **8 patent applications** related to our FDA-cleared device, CVInsight®. The company also recently filed a provisional patent related to the propriety of our regression testing methods, which will be used for the new non-contact technology we are developing.

With broader applications for the entire telehealth industry, Intelomed's new system directly targets the established telemedicine and remote care market. Upon award of this patent, the Intelomed team believes this intellectual property will be of value to any company interested in adopting a non-contact approach to patient monitoring.

As of today, we believe that the stock of Intelomed meets the definition of qualified small business stock.

WHY INVEST

Transforming TeleHealth Technology

Intelomed's goal is to expand access to remote care by improving the quality of telehealth services. This round of investor funding will permit Intelomed to pursue the FDA clearance needed to bring our non-contact patient monitoring technology to the market. Upon FDA-clearance, we plan to further develop the capabilities of mCVInsight to enable real-time access to additional patient metrics such as SpO2, Afib, and Respiratory Stress.

We believe mCVInsight has the potential to become a valuable tool for remote practices in the future. We are looking forward to the innovation ahead and hope to have you on board. **Invest in Intelomed today.**


Intelomed believes mCVInsight has the potential to expand access to remote care by improving the quality of telehealth services.

Meet Our Team



William P. Malloy

CEO & Board member

Bill has served as the CEO of InteloMed since 2017 and has served on its Board of Directors since 2011. He also serves as the Chairman of the Board and President of ROAM Holdings, LLC, a passive holder of three real estate properties in Western Pennsylvania. Prior to his position at ROAM Holdings, Bill served as the Director of the Saint Vincent Archabbey and Seminary Development Office and was President of First Bank of Leechburg.

Bill is an active community volunteer, offering his time and experience by serving as the Board Chairman of Adelphoi USA, the Adelphoi Foundation and Homes Build Hope, which provides affordable housing to low-income residents of Westmoreland County. He previously served as the Chairman of the Board of the Westmoreland County Chapter of the American Red Cross, the Northside Community Development Fund, and the Northside Micro-Enterprise Fund.

William P. Malloy is full-time at Intelomed; 40-50 hours per week.



Mark Rossi

Board chairperson

Mark joined the Intelomed Board in 2011 and was elected Chairman in 2013.

Mark has served on the Board of Directors of numerous public and private companies, including as Board Chairman of Cardtronics (CATM) which was acquired by NCR in 2021 and of Maxwell Technologies (MXWL) which was acquired by TESLA in 2019. In addition to Intelomed, he currently serves on the boards of Vali Security, Inc, a cyber security company focused on the LINUX operating system and OcuDoc, Inc, a telemedicine company focused on vision care.

Mark was a Founding partner of Cornerstone Equity Investors and was President of Prudential Equity Investors, the private equity arm of Prudential Financial, Inc.

Mark holds a Masters Degree from the Kellogg School of Management of Northwestern University and a Bachelors Degree in Economics from Saint Vincent College.

Mark Rossi is part-time at Intelomed; 1-2 hours per week.



R. Stephen Doyle

Board member

Stephen has served as a member of InteloMed Board of Directors since June 2014.

In 1974, Stephen began his career at E.F. Hutton & Co. and later joined Montgomery Securities. In 1990, he became the founder, chairman and CEO of Montgomery Asset Management, an independent affiliate of Montgomery Securities. Stephen also served as Chairman of the Board of Trustees of the Montgomery Funds, a $5 billion mutual fund complex. In 1997, he successfully negotiated the sale of Montgomery Asset Management to Commerzbank, Germany's third largest bank. He continued to serve as Chairman and CEO of Montgomery Asset Management until May 2001 and as Chairman Emeritus until December 2001.

Stephen currently serves as the Chairman of the Board of Innisfree Investments, LLC. He serves as an emeritus board member of The Basic Fund, a charitable organization located in San Francisco.

Stephen is a graduate of Menlo College and San Jose State University and served in the United States Marine Corps.

R. Stephen Doyle is part-time at Intelomed; 1-2 hours per week (limited to participation in board activities).



Jill Schiaparelli

Board member

Jill joined the InteloMed Board of Directors in April 2015 and served as President and CEO from July 2015 until May 2017. Jill has more than 20 years of global experience in health care innovation, strategy and commercialization.

She has launched multiple medical device and biotech products and has held senior leadership positions with major healthcare companies such as Johnson & Johnson and Baxter and has served as an executive at high-growth biotech companies such as ApaTech (UK) (sold to Baxter) and AxoGen.

Jill currently serves as the President and CEO of Avation Medical, a venture-backed medical technology company making neuromodulation more accessible to patients as a treatment for a wide variety of clinical conditions. Jill is also a founding partner in JS Strategic Partners, a strategic consulting group to help young companies bring innovative technologies to market. Her early career was spent in investment banking and finance.

Jill received her MBA from the Stern School of Business at New York University and a Bachelor of Science in Business Administration from Boston University.

Jill Schiaparelli is part-time at Intelomed; 1-2 hours per week (limited to participation in board activities).



Ned Laubacher

Board member

Ned Laubacher has spearheaded growth strategies and financial turnarounds throughout his career as both a CXO and strategic advisor to health networks and major employers. Ned's experiential knowledge is sought to position organizations for long-term growth, financial strength, and reputational excellence. He is also serving as the interim CEO of a senior care continuum with seven operating divisions. Ned's subject matter expertise in business analytics and growth strategies are the core of his consulting services.

Ned also responds to the clinical needs within the healthcare industry by advising biomedical start-up companies from idea to launch, encompassing research testing, engineering design, supplies sourcing, contract manufacturing, and market sales pathway.

Ned holds dual masters' degrees from the Anderson School of Management and the Fielding School of Public Health at the University of California, Los Angeles.

Ned Laubacher is part-time at Intelomed; 1-2 hours per week (limited to participation in board activities)

Offering Summary

Company	Intelomed, Inc.
Corporate Address	210 Smith Drive, Suite D-1, Cranberry Township, PA 16066
Offering Minimum	$9,999.60
Offering Maximum	$1,069,999.20
Minimum Investment Amount (per investor)	$100.80

Terms

Offering Type	Equity
Security Name	Series C Preferred Stock
Minimum Number of Shares Offered	8,333
Maximum Number of Shares Offered	891,666
Price per Share	$1.20
Pre-Money Valuation	$28,087,014.00

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird Bonus

Invest within the next 72 hours and receive 10% bonus shares

Early Bird Bonus

Invest within the next 7 days and receive 5% bonus shares

Amount-Based:

Tier 1 perk - ($1,000+ 2% bonus shares)

Tier 2 perk - ($5,000+ 5% bonus shares)

Tier 3 perk - ($10,000+ 10% bonus shares)

Tier 4 perk - ($25,000+ 15% bonus shares)

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Intelomed, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series C Preferred Stock at $1.20 / share, you will receive 110 shares of Series C Preferred Stock, meaning you'll own 110 shares for $120. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

https://drive.google.com/file/d/1LqNZjZpzqas2Mpq13rBbKGscBzp6GzCx/view

Your face tells a million stories every day.

Until now, you haven't heard the story it tells about your health...

Every time your heart beats, your skin produces micro-blushes that are invisible to the naked eye but that reveal critical information about a person's wellness.

Here at Intelomed, we've created a proprietary software to decode that information and provide real-time, accurate health data about an individual ...

All from the smartphone camera that we carry every day.

Intelomed's technology can assist in monitoring patient health anytime, anywhere without ever visiting the hospital or doctor's office. It offers a constant virtual connection between patients and doctors.

Dr. Juan Carlos Puyana: Using funding provided in part by NASA, we have developed an app that can help patients by monitoring their health, even in space.

This technology overcomes some of the challenges of traditional monitoring methods. Our proprietary algorithms provide accurate, real-time information about a patient's health.

By measuring cardiorespiratory patterns, our algorithms can be further developed to detect early signs of illnesses, potentially saving money and lives.

For patients, Intelomed's technology can be used as a standalone app. For doctors, it can be integrated with tech platforms already in use in hospitals.

With the rise in demand for telehealth tools, Fortune Business Insights projects the telehealth market to grow from $90.74 billion in 2021 to $636.38 billion in 2028!

And we're ready to grow with it. The software in our FDA cleared medical device has proven successful in treating dialysis patients, and is working to help reduce the $114 billion Medicare spends every year treating kidney disease.

Intelomed's new technology makes Telehealth efficient, where the use of telemedicine has been found to reduce readmission rates by as much as 26%.

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
INTELOMED, INC.

Intelomed, Inc. (the "**Corporation**"), a corporation organized and existing under and by virtue of, and incorporated on February 24, 2005 under, the General Corporation Law of the State of Delaware (the "**GCL**"), DOES HEREBY CERTIFY:

A. The name of the Corporation is Intelomed, Inc.

B. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on February 24, 2005, which was amended by a Certificate of Amendment filed with the Secretary of State of the State of Delaware on January 13, 2010.

C. The Corporation subsequently amended and restated its Certificate of Incorporation in its entirety pursuant to that certain Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on May 13, 2011.

D. The Corporation subsequently amended and restated its Amended and Restated Certificate of Incorporation pursuant to that certain Second Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on December 14, 2012, which was amended by a Certificate of Amendment filed with the Secretary of State of the State of Delaware on September 6, 2013.

E. The Corporation subsequently amended and restated its Second Amended and Restated Certificate of Incorporation pursuant to that certain Third Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on July 14, 2014, which was amended by a Certificate of Amendment filed with the Secretary of State of the State of Delaware on January 21, 2016.

F. Pursuant to the provisions of Sections 242 and 245 of the GCL, the Board of Directors of the Corporation (the "Board") and the stockholders of the Corporation, each by written consent, duly adopted, and, duly approved, this Fourth Amended and Restated Certificate of Incorporation (the "Certificate").

G. The text of the Third Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety to read as follows:

FIRST. The name of the Corporation is Intelomed, Inc.

SECOND. Its registered office in the State of Delaware is to be located at 251 Little Falls Drive, City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the GCL.

FOURTH. The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 25,000,000 shares of Common Stock, $0.0001 par value per share (**"Common Stock"**), and (ii) 12,870,851 shares of Preferred Stock, $0.0001 par value per share, of which 2,507,448 shares are designated Series A Preferred Stock (**"Series A Preferred Stock"**), 3,168,077 shares are designated Series A-1 Preferred Stock (**"Series A-1 Preferred Stock"**), 5,601,171 shares are designated Series B Preferred Stock ("Series B Preferred Stock") and 1,594,155 shares are designated Series C Preferred Stock ("Series C Preferred Stock" and together with the Series A Preferred Stock, the Series A-1 Preferred Stock, and the Series B Preferred Stock, the "Preferred Stock"). The original issuance price of the Series A Preferred Stock shall be $1.088 per share (as adjusted for any stock splits, stock dividends, reverse stock splits, stock combinations and other similar capitalization changes of the Series A Preferred Stock, the **"Original Series A Issue Price"**). The original issuance price of the Series A-1 Preferred Stock shall be $1.20 per share (as adjusted for any stock splits, stock dividends, reverse stock splits, stock combinations and other similar capitalization changes of the Series A-1 Preferred Stock, the **"Original Series A-1 Issue Price"**). The original issuance price of the Series B Preferred Stock shall be $1.20 per share (as adjusted for any stock splits, stock dividends, reverse stock splits, stock combinations and other similar capitalization changes of the Series B Preferred Stock, the "Original Series B Issue Price"). The original issuance price of the Series C Preferred Stock shall be $1.20 per share (as adjusted for any stock splits, stock dividends, reverse stock splits, stock combinations and other similar capitalization changes of the Series B Preferred Stock, the "Original Series C Issue Price"). As used herein, the term **"Applicable Original Issue Price"** means: (i) the Original Series C Issue Price with respect to shares of Series C Preferred Stock, (ii) the Original Series A-1 Issue Price with respect to shares of Series A-1 Preferred Stock; (iii) the Original Series A Issue Price with respect to shares of Series A Preferred Stock and (iv) the Original Series B Issue Price with respect to shares of Series B Preferred Stock. The number of authorized shares of Common Stock and Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the GCL.

A. ISSUANCE AND REISSUANCE; RANK.

1. Issuance and Reissuance. Subject to the rights of the holders of outstanding shares of Preferred Stock, authority is hereby expressly granted to the Board from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the GCL.

2. Rank. Except as otherwise set forth herein, each series of Preferred Stock shall rank pari passu with all other series of Preferred Stock. Shares of Preferred Stock shall rank senior to the Common Stock and any other capital stock of the Corporation that is junior to the Preferred Stock (collectively with the Common Stock, the **"Junior Shares"**) upon a Liquidation Event (as defined in Article Fourth, Division B, Section 2(a) below).

B. RIGHTS, PREFERENCES, PRIVILEGES AND RESTRICTIONS OF PREFERRED STOCK AND COMMON STOCK.

The relative rights, preferences, privileges and restrictions granted to and imposed upon the Preferred Stock and the Common Stock are set forth in this Article Fourth, Division B.

1. Dividend Provisions.

(a) Holders of Preferred Stock. In the event that the Board declares a cash dividend on the Common Stock, the Board shall simultaneously declare a dividend at the same rate on the Preferred Stock so that the Preferred Stock participates equally with the Common Stock in such dividend on an as-converted to Common Stock basis.

(b) Holders of Common Stock. Subject to Section 1(a) hereof, the holders of Common Stock shall be entitled to receive, when, as, and if declared by the Board, but only out of any assets legally available therefor, such dividends as may be declared from time to time by the Board.

2. Liquidation.

(a) Preference of Preferred Stock. In the event of any liquidation, dissolution or winding up of the Corporation (each such event, a **"Liquidation Event"**), either voluntary or involuntary, the holders of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Junior Shares by reason of their ownership thereof, an amount per share equal to the sum of (i) 150% of the Applicable Original Issue Price and (ii) any declared but unpaid dividends to which such holder is entitled (such sum, the **"Liquidation Amount"**). If upon the occurrence of a Liquidation Event, the funds and assets of the Corporation legally available for distribution to stockholders (the **"Available Funds and Assets"**) shall be insufficient to permit the payment to all holders of Preferred Stock of the full Liquidation Amount per share, then the Available Funds and Assets shall be distributed ratably among the holders of Preferred Stock based on the preferential amounts each such holder is otherwise entitled to receive.

(b) Distributions to Holders of Common Stock. After the payment of the full Liquidation Amount per share payable to holders of Preferred Stock, upon a Liquidation Event, the Available Funds and Assets, if any, shall be distributed ratably among the holders of Common Stock based on the number of shares of Common Stock held by each such holder.

(c) Consolidation, Merger, Etc. Any consolidation or merger of the Corporation with or into any other corporation or other entity or person, or any other corporate reorganization, in which the stockholders of the Corporation immediately prior to such consolidation, merger or reorganization, do not hold at least a majority of the resulting or surviving corporation's voting power immediately after such consolidation, merger or reorganization, or the sale, lease, or other disposition of all or substantially all of the assets of the Corporation (each, a **"Change of Control Transaction"**) shall be deemed to be a Liquidation Event.

(d) Consideration. If any of the assets of this Corporation are to be distributed under this Section 2 in a form other than cash, then the Board shall promptly determine in good faith the fair market value of the assets to be distributed to stockholders.

3. Conversion. The holders of Preferred Stock shall have the following conversion rights (the **"Conversion Rights"**):

(a) Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Applicable Original Issue Price by the Applicable Conversion Price (as defined below) in effect at the time of conversion. The conversion price of Series C Preferred Stock (the "Series C Conversion Price") shall initially be $1.20 per share. The conversion price of Series A-1 Preferred Stock (the **"Series A-1 Conversion Price"**) shall initially be $1.20 per share. The conversion price of Series A Preferred Stock (the **"Series A Conversion Price"**) shall initially be $1.088 per share. The conversion price of Series B Preferred Stock (the "Series B Conversion Price") shall initially be $1.20 per share. As used herein, the term **"Applicable Conversion Price"** means: (i) the Series C Conversion Price with respect to shares of Series C Preferred Stock; (ii) the Series A-1 Conversion Price with respect to shares of Series A-1 Preferred Stock; (iii) the Series A Conversion Price with respect to shares of Series A Preferred Stock; and the Series B Conversion Price with respect to shares of Series B Preferred Stock. The Applicable Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

(b) Automatic Conversion. All shares of Preferred Stock then outstanding shall automatically be converted into shares of Common Stock, at the then effective Applicable Conversion Price, upon (i) the agreement of the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class) that all of the Preferred Stock shall be converted into shares of Common Stock, or (ii) upon the closing of the sale of shares of Common Stock in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act"), after which at least 25% of the shares of Common Stock outstanding are held by the public and such offering results in gross cash proceeds to the Corporation (before deduction of underwriting discount, commissions and expenses of sale) of at least $50,000,000.00 (a **"Qualified Public Offering"**).

(c) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which a holder would otherwise be entitled, the Corporation shall pay cash in an amount equal to the product (calculated to the nearest cent) of such fraction and the fair market value of one share of Common Stock as determined in good faith by the Board. Whether or not fractional shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock that the holder is then converting into Common Stock and the number of shares of Common Stock issuable upon conversion of such shares of Preferred Stock.

(d) Mechanics of Conversion.

(i) In order for a holder of Preferred Stock to convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates representing such shares of Preferred Stock (if such shares are represented by a certificate or certificates), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any portion of the shares of the Preferred Stock represented by such certificate or certificates. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The date of receipt of such certificates and notice by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) shall be the conversion date (**"Conversion Date"**). If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act that is not a Qualified Public Offering, the conversion may at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing with the underwriter of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive the Common Stock issuable upon such conversion of Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of the sale of securities. The Corporation shall, as soon as practicable after the Conversion Date, issue and deliver to the holder of such Preferred Stock, or to such holder's nominees, a certificate or certificates representing the number of full shares of Common Stock to which such holder is entitled, together with cash in lieu of any fractional share.

(ii) In the event of a conversion pursuant to Section 3(b), the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent. The Corporation shall not be obligated to issue certificates representing the shares of Common Stock issuable upon such automatic conversion unless and until the certificates representing such shares of Preferred Stock are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificate or certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, including an indemnity bond in such amount as the Corporation reasonably deems appropriate in its discretion. Such automatic conversion shall be deemed to have been made immediately prior to the effective date of the applicable vote or written consent or the closing of the Qualified Public Offering, as the case may be, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date which date shall be the Conversion Date. Immediately upon such automatic conversion, all shares of Preferred Stock shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate, except only the right of the holders thereof, upon surrender of their certificate or certificates therefor, to receive certificates representing the number of shares of Common Stock into which such Preferred Stock has been converted (and cash, if any, with respect to any fractional share as provided in Section 3(c)). If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. As soon as practicable following the surrender by the holder of the certificate or certificates representing Preferred Stock, the Corporation shall cause to be issued and delivered to such holder a certificate or certificates representing the number of full shares of Common Stock to which such holder is entitled, together with cash in lieu of any fractional share.

(iii) The Corporation shall, at all times when shares of Preferred Stock are outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock. Before taking any action which would cause an adjustment reducing the Applicable Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Applicable Conversion Price.

(e) Adjustments to Applicable Conversion Price for Diluting Issuances.

(i) Special Definitions. For purposes of this Section 3(e), the following definitions shall apply:

(A) **"Option"** shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities,

(B) **"Series C Original Issue Date"** shall mean the date on which the first share of Series C Preferred Stock was issued.

(C) **"Series B Original Issue Date"** shall mean the date on which the first share of Series B Preferred Stock was issued.

(D) **"Series A-1 Original Issue Date"** shall mean the date on which the first share of Series A-1 Preferred Stock was issued.

(E) **"Series A Original Issue Date"** shall mean the date on which the first share of Series A Preferred Stock was issued.

(F) **"Applicable Original Issue Date"** shall mean: (I) the Series C Original Issue date with respect to shares of Series C Preferred Stock; (II) the Series B Original Issue date with respect to shares of Series B Preferred Stock; (III) the Series A-1 Original Issue Date with respect to shares of Series A-1 Preferred Stock; and (IV) the Series A Original Issue Date with respect to shares of Series A Preferred Stock.

(G) **"Convertible Securities"** shall mean any evidence of indebtedness, shares or other securities directly or indirectly convertible into, or exercisable or exchangeable for, Common Stock.

(H) **"Additional Shares of Common Stock"** shall mean all shares of Common Stock issued (or, pursuant to Section 3(e)(iii) below, deemed to be issued) by the Corporation after the Applicable Original Issue Date, other than shares of Common Stock issued (or pursuant to Section 3(e)(iii) below, deemed to be issued) by the Corporation or issuable:

(I) upon the conversion of shares of Preferred Stock or as a dividend or other distribution on Preferred Stock;

(II) pursuant to an acquisition approved by the Board and both directors elected based on the votes of the holders of Preferred Stock (the **"Preferred Directors"**) of another corporation by merger, consolidation, purchase of substantially all of the assets or equity securities or other reorganization;

(III) to directors or employees of, or consultants to, the Corporation in a manner determined by the Board and approved by both Preferred Directors, including, without limitation, pursuant to any stock option or equity incentive plan of the Corporation;

(IV) pursuant to a bona fide, firm commitment public offering and approved by both Preferred Directors;

(V) in connection with arm's length equipment lease financing arrangements or bank financing transactions approved by the Board provided that Additional Shares of Common Stock are not the sole component of any such financing;

(VI) in connection with arm's length transactions involving research or development funding, technology licensing or joint marketing or manufacturing arrangements approved by the Board provided that such issuance is primarily for purposes other than equity financing;

(VII) upon the conversion, exercise or exchange of Options and Convertible Securities outstanding on the Applicable Original Issue Date; or

(VIII) in a transaction which results in an adjustment pursuant to Section 3(f) or (g) of this Article Fourth, Division B, for which adjustment occurs under those provisions.

(I) **"Continuing Material Default"** shall mean an Uncured Primary Representation Breach (as such term is defined in Section 10(d) of the Company's Third Amended and Restated Investor Rights Agreement (as the same may be amended, restated, supplemented or otherwise modified from time to time, the **"Investor Rights Agreement"**) that remains at the time of the issuance of Additional Shares of Common Stock. There shall be no Continuing Material Default until notice of a Primary Representation Breach (as defined in the Investor Rights Agreement) has been delivered in writing to the Company as provided in Section 10(d) of the Investor Rights Agreement. If an Uncured Primary Representation Breach is claimed and it is subsequently determined that there was not an Uncured Primary Representation Breach, then the Applicable Conversion Price shall revert to the determination made without the provision for a Continuing Material Default.

(ii) No Adjustment of Applicable Conversion Price. No adjustment in the number of shares of Common Stock into which the Preferred Stock is convertible shall be made, by adjustment in the Applicable Conversion Price thereof unless the consideration per share (determined pursuant to Section 3(e)(v) below) for an Additional Share of Common Stock issued or deemed to be issued by the Corporation is less than the Applicable Conversion Price in effect on the date of, and immediately prior to, the issuance of such Additional Shares of Common Stock.

(iii) Issuance of Securities Deemed Issuance of Additional Shares of Common Stock. If the Corporation at any time, or from time to time, after the Applicable Original Issue Date shall issue any Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto without regard to any provision contained therein designed to protect against dilution) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issuance, provided that in any such case in which Additional Shares of Common Stock are deemed to be issued:

(A) no further adjustment in the Applicable Conversion Price shall be made upon the subsequent issuance of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

(B) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase in the consideration payable to the Corporation, or decrease in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof, the Applicable Conversion Price computed upon the original issuance thereof, and any subsequent adjustment based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities;

(C) upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Applicable Conversion Price computed upon the original issuance thereof, and any subsequent adjustments based thereon, shall, upon such expiration, be recomputed as if,

(I) in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common Stock issued were the shares of Common Stock, if any, that were actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation for the issuance of all such Options, whether or not exercised, plus the consideration actually received by the Corporation upon such exercise, or for the issuance of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange, and

(II) in the case of Options for Convertible Securities, only the Convertible Securities, if any, that were actually issued upon the exercise thereof were issued at the time of issuance of such Options, and the consideration received by the Corporation for the Additional Shares of Common Stock deemed to have been then issued was the consideration actually received by the Corporation for the issuance of all such Options, whether or not exercised, plus the consideration deemed to have been received by the Corporation upon the issuance of the Convertible Securities with respect to which such Options were actually exercised;

(D) no readjustment pursuant to clause (C) above shall have the effect of increasing the Applicable Conversion Price to an amount which exceeds the lower of (i) the Applicable Conversion Price on the original adjustment date, or (ii) the Applicable Conversion Price that would have resulted from any issuance of Additional Shares of Common Stock between the original adjustment date and such readjustment date; and

(E) in the case of any Options which expire by their terms not more than 90 days after the date of issuance thereof or in the case of any Option or Convertible Securities with respect to which the maximum number of shares of Common Stock issuable upon exercise or conversion or exchange thereof is not determinable, no adjustments of the Applicable Conversion Price shall be made until the expiration or exercise of all such Options issued on the same date, whereupon such adjustment shall be made in the manner provided in clause (C) above, or until such number becomes determinable, as applicable.

(iv) Adjustment of Applicable Conversion Price Upon Issuance of Additional Shares of Common Stock. Subject to the provisions of Section 3(e)(ii) above, in the event the Corporation shall at any time after the Applicable Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 3(e)(iii)), without consideration or for a consideration per share less than the Applicable Conversion Price in effect on the date of and immediately prior to such issuance, then and in such event such Applicable Conversion Price shall be reduced, concurrently with such issuance to a price (calculated to the nearest cent) determined, except in the case of a Continuing Material Default, by multiplying such Applicable Conversion Price by a fraction, (x) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of shares of Common Stock which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase at such Applicable Conversion Price, and (y) the denominator of which shall be the number of shares of Common Stock outstanding immediately-prior to such issuance plus the number of such Additional Shares of Common Stock so issued; provided that for the purposes of this Section 3(e)(iv), all shares of Common Stock issuable upon exercise, conversion or exchange of Options or Convertible Securities (including all shares of Common Stock reserved for issuance pursuant to the Corporation's stock option plans), as the case may be, shall be deemed to be outstanding, and immediately after any Additional Shares of Common Stock shall be deemed issued pursuant to Section 3(e)(iii) above, such Additional Shares of Common Stock shall be deemed to be outstanding. Notwithstanding the foregoing, (A) the Applicable Conversion Price shall not be so reduced at such time if the amount of such reduction would be an amount less than $.01, but any such amount shall be carried forward and reduction with respect thereto made at the time of and together with any subsequent reduction which, together with such amount and any other amount or amounts so carried forward, shall aggregate $.01 or more and (B) in case of a Continuing Material Default, the Applicable Conversion Price shall equal the Issue Price for Additional Shares of Common Stock as determined pursuant to Section 3(e)(v).

(v) Determination of Consideration. For purposes of this Section 3(e), the consideration received by the Corporation for the issuance of any Additional Shares of Common Stock (the **"Issue Price"**) shall be computed as follows:

(A) Cash and Property. Such consideration shall:

(I) insofar as it consists of cash, be the amount of cash received by the Corporation;

(II) insofar as it consists of property other than cash, be the fair market value thereof at the time of such issuance, as determined in good faith by the Board; and

(III) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (I) and (II) above, as determined in good faith by the Board.

(B) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 3(e)(iii) above, relating to Options and Convertible Securities, shall be determined by dividing:

(x) the total amount, if any, received or receivable by the Corporation as consideration for the issuance of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against dilution) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(y) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto without regard to any provision contained therein designed to protect against dilution) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(f) Adjustment for Stock Splits and Combinations. If the Corporation shall at any time, or from time to time, after the Applicable Original Issue Date effect a subdivision of the outstanding Common Stock, the Applicable Conversion Price then in effect immediately before that subdivision shall be proportionately decreased. If the Corporation shall at any time, or from time to time, after the Applicable Original Issue Date combine the outstanding shares of Common Stock, the Applicable Conversion Price then in effect immediately before the combination shall be proportionately increased unless the outstanding shares of Preferred Stock are combined in a proportionate manner (in which event no adjustment shall take place pursuant to this subparagraph (f) and the Applicable Original Issuance Price and the Applicable Conversion Price shall be adjusted proportionately). Any adjustment under this subsection shall become effective concurrently with the effectiveness of such subdivision or combination.

(g) Adjustment for Common Stock Dividends and Distributions. If the Corporation at any time, or from time to time, after the Applicable Original Issue Date shall make or issue a dividend or other distribution payable in additional shares of Common Stock, then and in each such event the Applicable Conversion Price then in effect shall be decreased concurrently with the issuance of such dividend or distribution, by multiplying the Applicable Conversion Price then in effect by a fraction: (x) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance, and (y) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

(h) Adjustment for Recapitalization, Reclassification, Exchange or Substitution. If the Common Stock issuable upon the conversion of the Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification, exchange, substitution or other similar event (other than pursuant to subsections (f) or (g) or a Change of Control Transaction), each holder of Preferred Stock shall thereafter receive upon conversion of such Preferred Stock, in lieu of the number of shares of Common Stock which such holder would otherwise have been entitled to receive, the number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of the shares of Preferred Stock held by such holder of Preferred Stock would have been entitled to receive upon such recapitalization, reclassification, exchange, substitution or other similar event.

(i) Certificate as to Adjustments. Upon the occurrence of each adjustment of the Applicable Conversion Price pursuant to this Section 3, the Corporation at its expense shall promptly compute such adjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment and showing in reasonable detail the facts upon which such adjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a similar certificate setting forth (i) such adjustments, (ii) the Applicable Conversion Price then in effect, and (iii) the number of shares of Common Stock which would then be received upon the conversion of Preferred Stock.

(j) Notices. All notices hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the person to be notified; (ii) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, if not, then on the next business day; (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) the next business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the holder at its address and/or facsimile number appearing on the books of the Corporation.

4. Status of Converted Stock. In the event any shares of Preferred Stock shall be converted pursuant to Section 3 hereof, the shares so converted shall be cancelled and shall not be reissuable by the Corporation.

5. Voting Rights.

(a) Preferred Stock Voting Rights. Each share of Preferred Stock shall entitle the holder thereof to such number of votes per share on each action with respect to which the holders of Preferred Stock are entitled to vote as shall equal the number of shares of Common Stock into which each share of Preferred Stock is convertible on the record date for determination of the stockholders entitled to vote. Except as provided by the GCL, the holders of Preferred Stock shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. To the extent any vote of the holders of Series C Preferred Stock, Series B Preferred Stock, Series A-1 Preferred Stock or Series A Preferred Stock, respectively, is permitted or required herein (as opposed to any vote permitted or required herein of the holders of Preferred Stock generally), each such vote shall be taken with such holders of Series C Preferred Stock, Series B Preferred Stock, Series A-1 Preferred Stock or Series A Preferred Stock, as the case may be, voting as a separate class.

(b) Common Stock Voting Rights. The holders of Common Stock shall be entitled to notice of any stockholders meeting in accordance with the bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

6. Protective Provisions.

(a) The Corporation shall not, without the prior written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series C Preferred Stock, consenting or voting, as the case may be, separately as a class:

(i) amend, alter or repeal the preferences, special rights or other powers of the Series C Preferred Stock so as to affect them adversely;

(ii) increase or decrease the number of authorized shares of Series C Preferred Stock;

(iii) take any action that results in the payment or declaration of a dividend or other distribution with respect to Series B Preferred Stock or Junior Shares (except for dividends paid solely in Common Stock of the Corporation);

(iv) take any action that results in the creation, authorization or issuance of any shares of any class or series of capital stock that rank senior to the Series C Preferred Stock as to dividends, redemption, voting, conversion, distributions upon a Liquidation Event or otherwise; or

(v) undertake any Liquidation Event where holders of the Series C Preferred Stock would receive cash and other consideration equal to less than $4.80 per share with respect to each share of Series C Preferred Stock disposed of in the Liquidation Event.

(b) The Corporation shall not, without the prior written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series B Preferred Stock, consenting or voting, as the case may be, separately as a class:

(i) amend, alter or repeal the preferences, special rights or other powers of the Series B Preferred Stock so as to affect them adversely;

(ii) increase or decrease the number of authorized shares of Series B Preferred Stock;

(iii) take any action that results in the payment or declaration of a dividend or other distribution with respect to Series A-1 Preferred Stock or Junior Shares (except for dividends paid solely in Common Stock of the Corporation);

(iv) take any action that results in the creation, authorization or issuance of any shares of any class or series of capital stock that rank senior to the Series B Preferred Stock as to dividends, redemption, voting, conversion, distributions upon a Liquidation Event or otherwise; or

(v) undertake any Liquidation Event where holders of the Series B Preferred Stock would receive cash and other consideration equal to less than $4.80 per share with respect to each share of Series B Preferred Stock disposed of in the Liquidation Event.

(c) The Corporation shall not, without the prior written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series A-1 Preferred Stock, consenting or voting, as the case may be, separately as a class:

(i) amend, alter or repeal the preferences, special rights or other powers of the Series A-1 Preferred Stock so as to affect them adversely;

(ii) increase or decrease the number of authorized shares of Series A-1 Preferred Stock;

(iii) take any action that results in the payment or declaration of a dividend or other distribution with respect to Series A Preferred Stock or Junior Shares (except for dividends paid solely in Common Stock of the Corporation);

(iv) take any action that results in the creation, authorization or issuance of any shares of any class or series of capital stock that rank senior to the Series A-1 Preferred Stock as to dividends, redemption, voting, conversion, distributions upon a Liquidation Event or otherwise; or

(v) undertake any Liquidation Event where holders of the Series A-1 Preferred Stock would receive cash and other consideration equal to less than $4.80 per share with respect to each share of Series A-1 Preferred Stock disposed of in the Liquidation Event.

(d) The Corporation shall not, without the prior written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, consenting or voting, as the case may be, separately as a class:

(i) amend, alter or repeal the preferences, special rights or other powers of the Series A Preferred Stock so as to affect them adversely;

(ii) increase or decrease the number of authorized shares of Series A Preferred Stock;

(iii) take any action that results in the payment or declaration of a dividend or other distribution with respect to Series A-1 Preferred Stock or Junior Shares (except for dividends paid solely in Common Stock of the Corporation);

(iv) take any action that results in the creation, authorization or issuance of any shares of any class or series of capital stock that rank senior to the Series A Preferred Stock as to dividends, redemption, voting, conversion, distributions upon a Liquidation Event or otherwise; or

(e) undertake any Liquidation Event where holders of the Series A Preferred Stock would receive cash and other consideration equal to less than $4.352 per share with respect to each share of Series A Preferred Stock disposed of in the Liquidation Event.

7. Participation Right. If the Corporation proposes to issue any Additional Shares of Common Stock, each holder of Preferred Stock shall have the right to purchase, upon the same terms and conditions, a number of those Additional Shares of Common Stock not exceeding the proportion that the number of shares of Preferred Stock owned by that holder on an as-converted to Common Stock basis bears to the total number of shares of the Corporation's Common Stock outstanding on an as-converted to Common Stock fully diluted basis. The Corporation shall give notice ("Notice") to each holder setting forth the general terms of the offer including the purchase price thereof, and the time, which shall not be fewer than twenty (20) days, within which and the terms and conditions upon which the holders may purchase the Additional Shares of Common Stock, which shall be the same terms and conditions upon which the proposed issuance is to be made. Within twenty (20) days after the date of the Notice, each holder shall give irrevocable notice of his, her or its decision whether to exercise the right under this paragraph 7 or such holder shall forfeit his, her or its right to purchase Additional Shares of Common Stock pursuant to this paragraph 7 with respect to the offering of such Additional Shares of Common Stock.

8. Waiver. The rights, preferences and privileges of the Series C Preferred Stock, Series B Preferred Stock, Series A-1 Preferred Stock or the Series A Preferred Stock, as the case may be, may be waived as to all shares of such series of Preferred Stock in any instance (without the necessity of convening any meeting of stockholders) upon the vote or written agreement of the holders of a majority of the outstanding shares of such series of Preferred Stock.

FIFTH. The Corporation is to have perpetual existence.

SIXTH. The number of directors which constitute the Board shall be fixed at no less than five (5) and no more than nine (9), and may otherwise be determined by the Board. The election of directors need not be by written ballot unless a stockholder demands election by written ballot at the meeting and before voting begins or unless the bylaws of the corporation shall so provide.

SEVENTH. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board is expressly authorized to make, alter and repeal the Bylaws of the corporation, subject to the power of the stockholders of the Corporation to alter or repeal any bylaw whether adopted by them or otherwise.

EIGHTH. Meeting of stockholders may be held within or without the State of Delaware, as the bylaws may provide. The books of the Corporation may be kept (subject to any provisions contained in applicable statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the bylaws of the Corporation.

NINTH.

1. Indemnification. The Corporation shall indemnify each of the Corporation's directors and officers in each and every situation where, under Section 145 of the GCL ("Section 145"), the Corporation is permitted or empowered to make such indemnification. The Corporation may, in the sole discretion of the Board, indemnify any other person who may be indemnified pursuant to Section 145 to the extent the Board deems advisable, as permitted by Section 145. The Corporation shall promptly make or cause to be made any determination required to be made pursuant to Section 145.

2. Exculpation. No person shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided, however, that the foregoing shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the GCL or, (iv) for any transaction from which the director derived an improper personal benefit. If the GCL is subsequently amended to further eliminate or limit the liability of a director, then a director of the Corporation, in addition to the circumstances in which a director is not personally liable as set forth in the preceding sentence, shall not be liable to the fullest extent permitted by the amended GCL. For purposes of this Article NINTH, "fiduciary duty as a director" shall include any fiduciary duty arising out of serving at the Corporation's request as a director of another corporation, partnership, joint venture or other enterprise, and "personal liability to the Corporation or its stockholders" shall include any liability to such other corporation, partnership, joint venture, trust or other enterprise, and any liability to the Corporation in its capacity as a security holder, joint venturer, partner, beneficiary, creditor or investor of or in any such other corporation, partnership, joint venture, trust or other enterprise.

3. Effect of Amendment, Etc. Neither any amendment nor repeal of this Article NINTH, nor the adoption of any provision of this Certificate inconsistent with this Article NINTH, shall eliminate or reduce the effect of this Article NINTH in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article NINTH, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

TENTH. Except as specifically provided herein, the Corporation reserves the right to amend, alter, change or repeal any provision contained herein in the manner now or hereafter prescribed by statute, and all rights, preferences and privileges of whatever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate in its present form or as hereafter amended are granted subject to this reservation.

IN WITNESS WHEREOF, the undersigned does hereby make this Fourth Amended and Restated Certificate of Incorporation, declaring and certifying that this is his act and deed, accordingly has hereunto set his hand this 23rd day of September, 2022.

INTELOMED, INC.

By: /s/ William P. Malloy
Name: William P. Malloy
Title: Chief Executive Officer